                                                              FILED PURSUANT TO
                                                              RULE 424(b)(3)
                                                              FILE NO: 333-83933


                    WELLS REAL ESTATE INVESTMENT TRUST, INC.
            SUPPLEMENT NO. 1 DATED JANUARY 5, 2000 TO THE PROSPECTUS
                            DATED DECEMBER 20, 1999


     This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated December 20, 1999. When we refer to the "prospectus" in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

     The purpose of this supplement is to describe the following:

     (1) The status of the offering of shares of common stock of Wells Real Estate Investment Trust, Inc. (Wells REIT);

     (2) The acquisition of an office building in Plano, Texas (Cinemark Building);

     (3) Revisions to the "Description of Shares - Share Redemption Program" section of the prospectus;

     (4) Revisions to the "Plan of Distribution" section of the prospectus;

     (5) Revisions to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus; and

     (6) Financial statements relating to the Cinemark Building and unaudited pro forma financial statements of the Wells REIT.

Status of the Offering

     We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 20, 1999. We received approximately $132,181,919 in gross offering proceeds from the sale of 13,218,192 shares in our initial public offering.

     Pursuant to the prospectus, we commenced a second offering of common stock on December 20, 1999. As of January 1, 2000, we had received an additional $2,528,934 in gross offering proceeds from the sale of 252,893 shares in the second offering. Accordingly, as of January 1, 2000, we had received in the aggregate approximately $134,710,853 in gross offering proceeds from the sale of 13,471,085 shares of our common stock.

The Cinemark Building

Purchase of the Cinemark Building.  On December 21, 1999, Wells Operating
---------------------------------
Partnership, L.P. (Wells OP), our operating partnership, purchased a five story office building with approximately 118,108 rentable square feet located in Plano, Collin County, Texas from CNMRK HQ Investors, L.P., a Texas limited partnership (CNMRK), pursuant to that certain Agreement of

Purchase and Sale of Property between CNMRK and Wells OP. CNMRK is not in any way affiliated with the Wells REIT or its advisor.

  The purchase price paid for the Cinemark Building was $21,800,000. Wells OP also incurred additional acquisition expenses in connection with the purchase of the Cinemark Building, including attorneys' fees, appraisal fees and other closing costs, of approximately $26,900.

Description of the SouthTrust Loan.  In order to finance a portion of the
----------------------------------
purchase price, Wells OP borrowed $8,200,000 from a revolving credit facility established with SouthTrust Bank, N.A. (SouthTrust Loan) whereby SouthTrust has agreed to loan up to $15,200,000 to Wells OP for acquisitions of real property. The SouthTrust Loan requires monthly payments of interest only and matures on December 31, 2000. The interest rate on the SouthTrust Loan is an annual variable rate equal to the London InterBank Offered Rate for a thirty day period plus 200 basis points. The current interest rate under the SouthTrust Loan is 7.44%. The SouthTrust Loan is secured by a first mortgage against the PWC Building, which was purchased by Wells OP on December 31, 1998. As of December 21, 1999, the outstanding principal balance of the SouthTrust Loan was $13,893,000.

Description of the Building and the Site.  The Cinemark Building is a five story
----------------------------------------
office building containing approximately 118,108 rentable square feet. The Cinemark Building, which was completed in September 1999, has a brick exterior and the interior is high quality with use of marble and glass in the lobby areas.

  The entire 118,108 rentable square feet of the Cinemark Building is currently leased to two tenants. Cinemark USA, Inc. (Cinemark) occupies 66,024 rentable square feet of the Cinemark Building, and The Coca-Cola Company (Coca-Cola) occupies the remaining 52,084 rentable square feet of the Cinemark Building. The landlord's interest in these two leases were assigned to Wells OP at closing.

  An independent appraisal of the Cinemark Building was prepared by CB Richard Ellis, Inc., real estate appraisers, as of December 2, 1999, pursuant to which the market value of the land and the leased fee interest subject to the Cinemark and Coca-Cola leases was estimated to be $21,900,000. This value estimate was based upon a number of assumptions, including that the Cinemark Building will continue operating at a stabilized level with Cinemark and Coca-Cola occupying 100% of the rentable area, and is not necessarily an accurate reflection of the fair market value of the property or the net proceeds which would result from an immediate sale of this property. Wells OP also obtained an environmental report prior to closing evidencing that the environmental condition of the land and the Cinemark Building were satisfactory.

  The Cinemark Building is located on a 3.52 acre tract of land located at 3900 Dallas Parkway in Plano, Texas. The site is in a good location with quick access to and visibility from the toll road.

  The City of Plano is located approximately 20 miles north of downtown Dallas and is the largest city in Collin County with a population of nearly 200,000 people. Collin County has experienced significant growth during the 1990s with 20% of its growth occurring in 1997. Plano is the nation's fifth fastest growing city among those cities with a population of 100,000 or more. Corporate relocations, new business start-ups, good schools and affordable new housing are a few of the qualities that are attracting residents to Plano.

The Cinemark Lease.  Cinemark occupies 66,024 square feet of the 118,108 total
------------------
rentable square feet of the Cinemark Building pursuant to a lease agreement dated December 21, 1999. The initial term of the Cinemark lease is ten years which commenced on December 21, 1999 and expires on December 20, 2009. Cinemark has the right to renew the lease for two additional periods of time upon 180 days notice. The first renewal term shall be for five years and the second renewal term shall be for ten years.

  Cinemark, a privately-owned company, is one of the largest motion picture exhibitors in North and South America. Cinemark currently operates in excess of 2,575 screens in 32 states within the United States and internationally in countries such as Argentina, Brazil, Canada, Chile, Costa Rica, Ecuador, El Salvador, Honduras, Nicaragua, Mexico and Peru. During fiscal year 1998, Cinemark had net income of $11 million on revenues of over $571 million and a new worth of nearly $76 million.

  The base rent payable for the Cinemark lease and first renewal term is as follows:

     Lease Year             Yearly Base Rent          Monthly Base Rent
------------------------------------------------------------------------
         1-7                  $1,366,491.25               $113,874.27
------------------------------------------------------------------------
         8-10                 $1,481,737.50               $123,478.13
------------------------------------------------------------------------
        11-15                 $1,567,349.00               $130,612.42
------------------------------------------------------------------------

  The monthly base rent payable for the second renewal term of the Cinemark lease shall be equal to 95% of the then current market rate based on the then existing rates for comparable space of equivalent quality in Plano, Texas taking into account location, quality, age of the office building, size of premises and any other relevant term or condition in making such fair market value rental rate determination. If the parties are unable to agree upon the market rate within 15 business days after receipt of the renewal notice, each party shall appoint a real estate appraiser to determine the market rate. If the two appraisers cannot agree upon the market rate within 15 days of the commencement of their deliberation, they shall appoint a third appraiser. The market rate shall then be determined by the agreement of any two of the appraisers or the average of the two closest rates if two appraisers cannot agree.

  Under the Cinemark lease, Cinemark is required to pay as additional monthly rent its pro-rata share of all electricity costs and all operating costs, including, but not limited to, garbage and waste disposal, janitorial service, security, insurance premiums, real estate taxes, assessments and other governmental levies and such other operating costs with respect to the Cinemark Building as are consistent with other owners of first-class office buildings in Plano, Texas. In addition, Cinemark is responsible for all routine maintenance and repairs to its portion of the Cinemark Building. Wells OP, as landlord, is responsible for maintaining the common and service areas of the Cinemark Building and the repair and replacement of the roof, foundation, exterior windows, load bearing items, exterior surface walls, plumbing, pipes and conduits located in the common and service areas, central heating, ventilation and air conditioning systems, and electrical, mechanical and plumbing systems of the Cinemark Building.

  Cinemark shall have a right of first refusal to lease any of the remaining rentable area of the Cinemark Building which subsequently becomes vacant and in which Wells OP receives or makes an acceptable offer or proposal to lease such vacant space to a bona fide third party. Wells OP shall offer to Cinemark in writing the right to include the vacant space under its lease at the rental rate set forth in the third party offer. Cinemark shall then have 15 days to exercise this right of first refusal.

The Coca-Cola Lease.  Coca-Cola occupies the remaining 52,084 square feet of the
-------------------
118,108 total rentable square feet of the Cinemark Building pursuant to a lease agreement dated April 27, 1999. The initial term of the Coca-Cola lease is seven years which commenced on December 1, 1999 and expires on November 30, 2006. Coca-Cola has the right to renew the lease for one additional five year period of time. Coca-Cola must give written notice of its intention to exercise the renewal option at least 240 days before the expiration of the lease term.

  Coca-Cola is the global soft-drink industry leader with world headquarters in Atlanta, Georgia. Coca-Cola manufactures and sells syrups, concentrates and beverage bases for Coca-Cola, the company's flagship brand, and over 160 other soft-drink brands in nearly 200 countries around the world. Approximately 70% of Coca-Cola's volume and 80% of its profits come from outside the United States. The company and its subsidiaries employ nearly 30,000 people around the world. During the fiscal year 1998, Coca-Cola reported net income of in excess of $3.5 billion on revenues in excess of $18.8 billion and a net worth of in excess of $8.4 billion.

  The base rent payable for the Coca-Cola lease term is as follows:

     Lease Year                Yearly Base Rent          Monthly Base Rent
--------------------------------------------------------------------------
          1                        $1,250,016               $104,168.00
--------------------------------------------------------------------------
          2                        $1,302,100               $108,508.33
--------------------------------------------------------------------------
          3                        $1,354,184               $112,848.66
--------------------------------------------------------------------------
          4                        $1,406,268               $117,189.00
--------------------------------------------------------------------------
          5                        $1,458,352               $121,529.33
--------------------------------------------------------------------------
          6                        $1,510,436               $125,869.66
--------------------------------------------------------------------------
          7                        $1,562,520               $130,210.00
--------------------------------------------------------------------------

Within 30 days of the delivery of the renewal notice by Coca-Cola, Wells OP shall notify Coca-Cola of the base rent payable during the renewal term, which base rent shall be based upon the prevailing rental rates for space of similar quality, size, utility, location, length of renewal term and credit standing of the tenant. Coca-Cola must notify Wells OP of its intent to renew the lease within 30 days of delivery of the rental notice by Wells OP.

  Under the Coca-Cola lease, Coca-Cola is required to pay as additional monthly rent its pro-rata share of all electricity costs and all operating costs, including, but not limited to, garbage and waste disposal, janitorial service, security, insurance premiums, real estate taxes, assessments and other governmental levies and such other operating costs with respect to the Cinemark Building as are consistent with other owners of first-class office buildings in Plano, Texas. In addition, Coca-Cola is responsible for all routine maintenance and repairs to its portion of the Cinemark Building. Wells OP, as landlord, is responsible for maintaining the common and service areas of the Cinemark Building and the repair and replacement of the roof, foundation, exterior windows, load bearing items, exterior surface walls, plumbing, pipes and conduits located in the common and service areas, central heating, ventilation and air conditioning systems, and electrical, mechanical and plumbing systems of the Cinemark Building.

Property Management Fees.  Wells Management Company, Inc. (Wells Management), an
------------------------
affiliate of the advisor, has been retained to manage and lease the Cinemark Building. Wells OP will pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the Cinemark Building.

Description of Shares - Share Redemption Program

  The second full paragraph on page 136 in the "Description of Shares - Share Redemption Program" section of the prospectus is revised by substituting the following paragraph in lieu thereof:

        If you have held your shares for the required one-year period, you may redeem your shares for a purchase price equal to the lesser of (1) $10 per share, or (2) the purchase price per share that you actually paid for your shares of the Wells REIT. The board of directors reserves the right to reject any request for redemption and to amend or change the purchase price in its sole discretion at any time and from time to time as it deems appropriate.

Plan of Distribution

  The information on page 148 in the "Plan of Distribution" section of the prospectus is revised by the addition of the following paragraph prior to the first full paragraph on that page:

        In the event that a shareholder electing the deferred commission option sells his shares pursuant to our share redemption program or otherwise prior to the satisfaction of the remaining commission obligations, the obligation of the Wells REIT and such selling shareholder to make any further payments of deferred commissions under the deferred commission option shall terminate, and participating broker-dealers will not be entitled to receive any further portion of their deferred commissions following any such sale.

Management's Discussion and Analysis of Financial Condition and Results of Operation

  The information contained on page 97 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" section of the prospectus is revised as of the date of this supplement by the deletion of the first paragraph of that section and the insertion of the following paragraph in lieu thereof:

        We received approximately $132,181,919 in gross offering proceeds from the sale of 13,218,192 shares of common stock in our initial public offering, which commenced on January 30, 1998 and was terminated on December 20, 1999. Of the $132,181,919 raised in the initial offering, we invested a total of $111,032,812 in properties.

        Pursuant to the prospectus, we commenced this second offering of shares of our common stock on December 20, 1999. As of January 1, 2000, we had received an additional $2,528,934 in gross offering proceeds from the sale of 252,893 shares in the second offering.

        As of January 1, 2000, we had received in the aggregate approximately $134,710,853 in gross offering proceeds from the sale of 13,471,085 shares of our common stock. Out of this amount, we paid $4,714,880 in acquisition and advisory fees and expenses, paid $16,838,857 in selling commissions and organizational and offering expenses, invested $112,082,361 in properties and were holding net offering proceeds of $1,074,755 available for investment in additional properties.

Financial Statements and Exhibits

  The pro forma balance sheet of the Wells REIT as of September 30, 1999, which is included as part of this supplement, has not been audited.

                         INDEX TO FINANCIAL STATEMENTS

                                                                  Page
                                                                  ----
Wells Real Estate Investment Trust, Inc.
  Summary of Unaudited Pro Forma Balance Sheet                      8
  Pro Forma Balance Sheet as of September 30, 1999                  9

                    WELLS REAL ESTATE INVESTMENT TRUST, INC.

                       Unaudited Pro Forma BALANCE SHEET

The following unaudited pro forma balance sheet as of September 30, 1999 has been prepared to give effect to the acquisition of the Cinemark Building by the Wells Operating Partnership, L.P., as if the acquisition occurred on September 30, 1999.

Wells Operating Partnership, L.P. is a Delaware limited partnership that was organized to own and operate properties on behalf of the Wells Real Estate Investment Trust, Inc. Wells Real Estate Investment Trust, Inc. is the general partner of the Wells Operating Partnership, L.P.

On December 21, 1999, pursuant to the Agreement Purchase and Sale of Property between CNMRK, the seller, and the Wells Operating Partnership, L.P. ("Wells OP"), the Wells OP purchased the Cinemark Building. CNMRK in not in any way affiliated with the Wells OP or its advisor. The Cinemark Building is located in Plano, Texas, and is a five-story office building containing approximately 118,108 rentable square feet. The Cinemark Building was completed in September 1999. The purchase price of the Cinemark Building was $21,800,000. The Wells OP also incurred additional acquisition expenses in connection with the purchase of the Cinemark Building, including attorney's fees, appraisal fees, and other closing costs, of approximately $26,900. In order to finance a portion of the purchase price, the Wells OP borrowed $8,200,000 from a revolving credit facility established with SouthTrust Bank, N.A. ("SouthTrust"). The SouthTrust loan requires monthly payments of interest only and matures on December 31, 2000. The interest on the SouthTrust loan is an annual variable rate equal to the London InterBank Offered Rate for a thirty-day period plus 200 basis points. The current interest rate on the SouthTrust loan is 7.44%. As of September 30, 1999, the date of the accompanying pro forma balance sheet, the Wells OP held cash of approximately $2,850,000. The additional proceeds used to purchase the Cinemark Building were raised through the issuance of additional shares subsequent to September 30, 1999 but prior to the acquisition of the Cinemark Building. This balance is reflected in Due to Affiliates in the accompanying pro forma balance sheet.

These unaudited pro forma balance sheet are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated at the beginning of the period presented.

                    WELLS REAL ESTATE INVESTMENT TRUST, INC.

                            PRO FORMA BALANCE SHEET

                               SEPTEMBER 30, 1999

                                  (Unaudited)

                                     ASSETS

                                                                                 Wells Real
                                                                                   Estate
                                                                                 Investment       Pro Forma          Pro Forma
                                                                                Trust, Inc.      Adjustments           Total
                                                                                ------------     -----------        ------------
Real estate, at cost:
 Land                                                                           $ 12,984,155     $ 1,456,000 (a)    $ 14,500,822
                                                                                                      60,667 (b)
 Building and improvements, less accumulated depreciation of $1,036,033           66,019,334      20,370,900 (a)      87,236,041
                                                                                                     845,807 (b)
                                                                                ------------     -----------        ------------
      Total real estate                                                           79,003,489      22,733,374         101,736,863

Investments in joint ventures                                                     29,617,140               0          29,617,140

Due from affiliates                                                                  546,602               0             546,602

Cash and cash equivalents                                                          2,850,263      (2,850,263)(a)               0

Deferred project costs                                                                19,431         (19,431)(b)               0

Deferred offering costs                                                              749,369               0             749,369

Prepaid expenses and other assets                                                    946,847               0             946,847
                                                                                ------------     -----------        ------------
      Total assets                                                              $113,733,141     $19,863,680        $133,596,821
                                                                                ============     ===========        ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable                                                                $    513,993     $         0        $    513,993

Notes payable                                                                     16,926,057       8,200,000 (a)      25,126,057

Due to affiliates                                                                    838,493      10,776,637 (a)      12,502,173
                                                                                                     887,043 (b)

Dividends payable                                                                  1,645,122               0           1,645,122

Minority interest of unit holder in operating partnership
                                                                                     200,000               0             200,000
                                                                                ------------     -----------        ------------
      Total liabilities                                                           20,123,665      19,863,680          39,987,345
                                                                                ------------     -----------        ------------
Common shares, $.01 par value; 40,000,000 shares authorized,
 10,846,930 shares issued and outstanding                                            108,469               0             108,469

Additional paid-in capital                                                        90,894,541               0          90,894,541

Retained earnings                                                                  2,606,466               0           2,606,466
                                                                                ------------     -----------        ------------
      Total shareholders' equity                                                  93,609,476               0          93,609,476
                                                                                ------------     -----------        ------------
      Total liabilities and shareholders' equity                                $113,733,141     $19,863,680        $133,596,821
                                                                                ============     ===========        ============

------------
  (a) Reflects Wells Real Estate Investment Trust, Inc.'s purchase price related to the Cinemark Building.

  (b) Reflects deferred project costs allocated to the Cinemark Building at approximately 4.17% of the purchase price.